SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 10 July 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc
Annual General Meeting 10 July 2019
Summary of votes cast

Annual General Meeting Resolutions	For	%	Against	%	Votes withheld
Resolution 1 That the accounts and reports of the directors and the auditors for the year ended 31 March 2019 be received.	6,563,714,302	99.97	1,808,648	0.03	6,677,893
Resolution 2 That the directors' annual remuneration report for the year ended 31 March 2019, be received and approved.	6,011,286,559	91.90	530,098,249	8.10	30,829,140
Resolution 3 That the final dividend of 10.78 pence per share recommended by the directors be declared to be payable on 9 September 2019 to holders of ordinary shares registered at the close of business on 9 August 2019.	6,568,475,724	99.98	1,407,640	0.02	2,337,426
Resolution 4 That Jan du Plessis be re-elected as a director.	6,468,721,864	98.51	97,825,836	1.49	5,630,500
Resolution 5 That Simon Lowth be re-elected as a director.	6,461,209,514	98.38	106,395,781	1.62	4,589,241
Resolution 6 That Iain Conn be re-elected as a director.	6,506,394,863	99.07	61,049,383	0.93	4,759,177
Resolution 7 That Tim Höttges be re-elected as a director.	6,203,031,973	94.45	364,442,087	5.55	4,719,716
Resolution 8 That Isabel Hudson be re-elected as a director.	6,515,490,492	99.21	52,128,099	0.79	4,573,731
Resolution 9 That Mike Inglis be re-elected as a director.	6,504,380,683	99.04	63,080,603	0.96	4,722,830
Resolution 10 That Nick Rose be re-elected as a director.	6,454,224,185	98.28	113,243,322	1.72	4,717,656
Resolution 11 That Jasmine Whitbread be re-elected as a director.	6,518,459,228	99.25	49,174,414	0.75	4,537,358
Resolution 12 That Philip Jansen be elected as a director.	6,543,450,247	99.64	23,840,162	0.36	4,878,278
Resolution 13 That Matthew Key be elected as a director.	6,531,980,975	99.47	35,074,691	0.53	5,119,254
Resolution 14 That Allison Kirkby be elected as a director.	6,561,064,506	99.91	6,227,520	0.09	4,884,949
Resolution 15 That KPMG LLP be re-appointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.	6,561,807,460	99.90	6,596,160	0.10	3,793,971
Resolution 16 That the Audit & Risk Committee of the Board of directors be authorised to decide the auditors' remuneration.	6,557,574,517	99.84	10,538,424	0.16	4,054,613
Special Business
Resolution 17 That the directors are authorised generally and without conditions under Section 551 of the Companies Act 2006 ('2006 Act') to allot relevant securities.	6,336,285,761	96.47	232,008,192	3.53	3,901,096
Resolution 18 That subject to the passing of Resolution 17, the directors have power to allot equity securities (within the meaning of Section 561(1) of the 2006 Act) entirely paid for in cash.	6,485,574,713	99.14	56,343,034	0.86	30,277,926
Resolution 19 That the Company has general and unconditional authority to make market purchases as defined in section 693(4) of the Companies Act 2006 of shares of 5p each in the Company.	6,476,117,711	98.64	89,587,467	1.36	6,504,976
Resolution 20 That the Company may call a general meeting (but not an AGM) on at least 14 clear days' notice.	6,129,442,528	93.70	411,956,174	6.30	30,738,441
Resolution 21 That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political organisations.	6,407,739,203	98.03	128,640,204	1.97	35,819,192

In accordance with Listing Rule 9.6.2, copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available to view on the National Storage Mechanism website at http://www.morningstar.co.uk/uk/NSM

The total number of shares in issue as at 6.30pm on 8 July 2019, excluding shares held in treasury was 9,882,134,738. 66.51% of the voting capital was instructed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 10 July 2019